

October 25, 2024

James F. Parslow
Interim Chief Executive Officer and Chief Financial Officer
Xenetic Biosciences, Inc.
945 Concord Street
Framingham, Massachusetts 01701

> **Re: Xenetic Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 21, 2024**
> **File No. 333-282756**

Dear James F. Parslow:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Danielle C. Price